OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

TAITRON COMPONENTS INCORPORATED

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

874028 10 3 (CUSIP Number)

12-31-2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874028 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tzu Sheng Ku

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Paraguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 909,203 ** 6. Shared Voting Power 7. Sole Dispositive Power 909,203 ** 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 909,203 **

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.83%

12.	Type of Reporting Person (See Instructions) IN

** Of the 909,203 shares of Class A Common Stock reported herein as being beneficially owned by Tzu Sheng Ku, 81,962 shares are owned by Mr. Ku’s spouse, 10,341 shares are owned by 401(k) trust, 133,635 shares are owned by Mr. Ku’s three minor children and includes 30,000 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

Item 1.	(a)	Name of Issuer: Taitron Components Incorporated

	(b)	Address of Issuer’s Principal Executive Offices 28040 West Harrison Parkway Valencia, California 91355-4162

Item 2.	(a)	Name of Person Filing: Tzu Sheng Ku

	(b)	Address of Principal Business Office or, if none, Residence: Principal Business Office: Calle Rubio NU No. 176 Cuidad Del Este, Paraguay

	(c)	Citizenship: Paraguay

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 874028 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: 909,203 **.

(b) Percent of class: 18.83%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 909,203 ** .

(ii) Shared power to vote or to direct the vote: 909,203 ** .

(iii) Sole power to dispose or to direct the disposition of: 909,203 ** .

(iv) Shared power to dispose or to direct the disposition of: 909,203 ** .

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

** Of the 909,203 shares of Class A Common Stock reported herein as being beneficially owned by Tzu Sheng Ku, 81,962 shares are owned by Mr. Ku’s spouse, 10,341 shares are owned by 401(k) trust, 133,635 shares are owned by Mr. Ku’s three minor children and includes 30,000 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004
(Date)

/s/ Tzu Sheng Ku / Chairman
(Signature)

Tzu Sheng Ku / Chairman
(Name/Title)